SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports Net Revenues of R$1.4bn for 4Q07

São Paulo, February 14, 2008 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”, Brazil’s low cost, low-fare airline) and VRG Linhas Aéreas S.A. (“VRG”, Brazil’s premium service airline), today announced financial results for the fourth quarter of 2007 (4Q07). The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP and in Brazilian Reais (R$) and comparisons refer to the fourth quarter of 2006 (4Q06). Consolidated results for the quarter include those of VRG since April 9, 2007, making comparisons of 4Q07 and 4Q06 less relevant as a result. Additionally, financial statements in BR GAAP are made available at the end of this release.

IR Contact

Email: ri@golnaweb.com.br

Tel: +55 (11) 3169-6800

IR Website:
voegol.com.br/ir

4Q07 Earnings Results
Webcast

Date:
Friday, February 15, 2008

> In English
09:00 a.m. US EST
12:00 p.m. Brasília Time
Phone: +1 (973) 935-8893
Replay: +1 (706) 645-9291
Code: 30994935

> In Portuguese
10:30 a.m. US EST
13:30 p.m. Brasília Time
Phone: +55 (11) 2188-0188
Replay: +55 (11) 2188-0188
Code: GOL

OPERATING & FINANCIAL HIGHLIGHTS

Net revenues reached R$1.4bn, representing growth of 42.5% compared to the same period last year. 6.6 mm passengers were transported in the quarter, representing growth of 40.1% over 4Q06. Ancillary revenues (cargo and other) increased 47.4% over 4Q06 to R$85.5mm.

During 4Q07, consolidated revenues were affected by the launch of VRG’s international flights, operational restrictions, the delayed delivery of seven 767-300 aircraft and loyalty program revenue accounting changes. Costs in the quarter were affected by fleet modernization costs.

Consolidated net loss for the quarter was R$24.2mm (US$13.6mm), due to the incorporation of VRG’s results and domestic operational restrictions which resulted in lower load factors and increased ground times. Consolidated net loss per share (EPS) was R$0.12; net loss per ADS was US$0.07.

Net income for the quarter, excluding VRG, was R$90.2mm (US$50.7mm), representing a 7.1% net margin. Net income per share (EPS), excluding VRG, was R$0.45; net income per ADS, excluding VRG, was US$0.25. Operating income in 4Q07, ex-VRG, was R$114mm, representing an EBIT margin of 9.0%.

Reported full-year 2007 net income was R$102.5mm (US$52.6mm)on revenues of R$4.9bn, representing a net margin of 2.1%. Reported full-year 2007 earnings per share were R$0.52 (US$0.26 per ADS). Full-year 2007 earnings per share in BRGAAP were R$1.33 (US$0.68 per ADS).

Consolidated operating costs per ASK (CASK) increased 6.3% from 14.82 cents (R$) in 4Q06 to 15.75 cents (R$) in 4Q07 (R$14.9 excluding VRG), primarily due to a 6.3% reduction in aircraft utilization. Non-fuel CASK increased 8.1% to 10.12 cents (R$) (R$ 9.4 excluding VRG) mainly due to lower aircraft utilization, an increase in salaries, wages and benefits, other operating expenses, maintenance, material and repairs, depreciation and aircraft rent, partially offset by a decrease in sales and marketing and aircraft and traffic servicing expenses.

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Cash, cash equivalents and short-term investments totaled R$1.4bn, a decrease of R$109.4mm over 3Q07. During 4Q07, VRG repurchased its convertible debentures for R$87.9mm.

Consolidated RPKs increased 59.3% from 4,123mm in 4Q06 to 6,567mm in 4Q07 and ASKs increased 59.9% from 6,070mm in 4Q06 to 9,705mm in 4Q07. Consolidated average load factor remained stable (at 68%) versus 4Q06. GTA’s RPKs increased 33.8% from 4,123mm in 4Q06 to 5,516mm in 4Q07 and ASKs increased 27.0% from 6,070mm in 4Q06 to 7,707mm in 4Q07. GTA’s average load factor increased 3.7 percentage points to 71.6%. VRG’s RPKs and ASKs in 4Q07 were 1,051mm and 1,998mm, respectively; average load factor was 52.6%, reflecting the launch of three new flights to Europe during the quarter and restrictions on flight operations at Congonhas airport.

Consolidated average passenger yields decreased 10.7% to 20.66 cents (R$), resulting in a RASK of 14.86 cents (R$) (R$16.4 ex-VRG), a 10.9% decrease versus 4Q06. Average fares were R$212. GTA’s average market share of domestic and international regular air transportation in 4Q07 was 41.6% and 11.9%, respectively. VRG’s average market share of domestic and international regular air transportation in 4Q07 was 3.0% and 15.5%, respectively.

Sales through the GOL website represented 78.9% of total GTA sales. Since its re-launch on October 23, 2007, VRG’s e-commerce website has accounted for 12.3% of total VRG sales (versus 2% pre-launch).

In 4Q07, GTA added 40 new daily flight frequencies and served 59 destinations. VRG added 26 new daily flight frequencies, serving 22 different destinations. In total, GTA and VRG now serve 66 different destinations, the most of any Brazilian airline group.

12 net aircraft were added to the consolidated fleet during 4Q07, increasing the total fleet to 106 aircraft. The Company added three 767-300ERs, one 737-700, five 737-800NGs and six new 737- 800NG SFPs and returned three 737-300s. The Company plans to end 2008 with a consolidated fleet of 111 aircraft.

In 4Q07, GTA finalized an interline agreement with Air France. Passengers flying on Air France are now able to purchase tickets on all routes served by GTA for connections in Brazil and South America. VRG also finalized interline agreements with Air France, Delta Airlines, Hahn Air (Germany), Malev (Hungary), El-Al (Israel), Air One (Italy), Mexicana and Qatar Airways.

A net quarterly interest on shareholders’ equity and dividend payment of R$70.8mm (R$0.35 per share and US$0.18 per ADS) was approved at the December 11, 2007, Board Meeting and were paid on February 1, 2008, as interest on shareholders’ equity and dividends to shareholders of record as of December 24, 2007. In 2007, a net amount of R$281mm was paid as interest on shareholders’ equity and dividends to shareholders, representing R$1.40 per share and a 3.2% dividend yield. In January 2008, the Company’s Board of Directors approved a share buyback of up to 5mm shares representing 8.8% of the free float.

GOL’s shares presented average daily trading volumes of US$40.6mm (R$72.5mm) during 4Q07, making GOL one of the most liquid stocks among airlines globally and among Brazilian public companies. In 4Q07, GOL’s ADRs had an average daily trading volume of US$15.6mm; GOL’s PN shares had an average daily trading volume of R$44.8mm. Since the acquisition of VRG, our controlling shareholders have repurchased 4.4 mm shares in the open market.

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Consolidated Financial & Operating Highlights			%		%
(US GAAP)	4Q07	4Q06	Change	3Q07	Change
RPKs (mm)	6,567	4,123	59.3%	5,470	20.1%
GTA	5,516	4,123	33.8%	4,598	20.0%
VRG	1,051	-	-	872	20.5%
ASKs (mm)	9,705	6,070	59.9%	8,941	8.5%
GTA	7,707	6,070	27.0%	7,266	6.1%
VRG	1,998	-	-	1,675	19.3%
Load Factor	67.7%	67.9%	-0.2 pp	61.2%	+6.5 pp
GTA	71.6%	67.9%	+3.7 pp	63.3%	+8.3 pp
VRG	52.6%	-	-	52.1%	1.0%
Passenger Revenue per ASK (R$ cents)	13.98	15.72	-11.1%	13.30	5.1%
Operating Revenue per ASK (R$ cents) (“RASK”)	14.86	16.67	-10.9%	14.58	1.9%
Operating Cost per ASK (R$ cents) (“CASK”)	15.75	14.82	6.3%	14.23	10.7%
Operating Cost ex-fuel per ASK (R$ cents)	10.12	9.36	8.1%	8.69	16.5%
Breakeven Load Factor	71.7%	60.4%	+11.3 pp	59.8%	+11.9 pp
Net Revenues (R$ mm)	1,442.0	1,012.0	42.5%	1,303.5	10.6%
EBITDAR (R$ mm)	100.0	221.5	-54.9%	193.4	-48.3%
EBITDAR Margin	6.9%	21.9%	-15.0 pp	14.9%	-8.0 pp
Operating Income (R$ mm)	-85.4	112.3	-176.0%	30.8	nm
Operating Margin	-5.9%	11.1%	-17.0 pp	2.4%	-8.3 pp
Pre-tax Income	-73.9	135.4	nm	47.3	nm
Pre-tax Income Margin	-5.1%	13.4%	-18.5 pp	3.6%	-8.7 pp
Net Income (R$ mm)	-24.2	92.7	nm	47.3	nm
Net Income Margin	-1.7%	9.2%	-10.9 pp	3.6%	-5.3 pp
Earnings per Share (R$)	($0.12)	R$ 0.47	nm	$0.23	nm
Earnings per ADS Equivalent (US$)	($0.07)	$0.22	nm	$0.13	nm
Weighted average number of shares and ADSs,	202,299	196,206	3.1%	202,295	0.0%
basic (000)

Note: Historical RPK and ASK data may have immaterial alterations to match with official (final) DAC/ANAC data.

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MANAGEMENT’S COMMENTS ON RESULTS

2007 was a year of strategic investment and growth, in line with our vision to be recognized as the Company that popularized high-quality, low-fare air transportation in South America by 2010. We further proved the strength of our brand in 2007 with the acquisition of VRG Linhas Aéreas S.A. (VRG). The acquisition was not only a major event for the industry; it was one of the most important steps in our company’s history. “With the purchase of VRG, we have expanded our market coverage and route network, and can now offer differentiated services to the premium market, specifically in major markets for business travelers. Through our expansion in domestic and international markets, we are now one of the largest air carriers in South America,” said Constantino de Oliveira Junior, GOL’s president and CEO.

The fact that VRG was acquired during a difficult year for the aviation industry proves we are ready and prepared to manage growth despite occasional adversity, without diverting from our strategic plan for long-term growth. The Company invested approximately R$2.2bn during 2007 in the acquisition of VRG, fleet expansion, training, maintenance, and the GOL and VARIG brands, in addition to investments in technology for information systems that support operations.

At the end of 2007 we announced the expansion of our fleet renovation plan and signed a new contract for the acquisition of 40 new airplanes for delivery between 2012 and 2014, which will further reduce our costs and allow the Company to continue modernizing its fleet of new aircraft. The agreement, which increases the number of airplanes on order from 121 to 161, is part of our policy to reduce operational costs through a standardized fleet while also improving the quality of our services.

We also improved the processes for the technological quality of our services on other fronts. The Company put in place a new ERP system, increasing the efficiency, transparency and reliability of our administrative processes; implemented a new support system for operations composed of management systems for the engineering and aircraft maintenance departments, and other systems dedicated to crew management and operational controls. This software works together, providing increased operational efficiencies and reducing costs. The Company also improved the online check-in system to accommodate passengers with luggage and redesigned and internalized call center operations. These changes resulted in the addition of approximately 1,000 new employees but led to a significant reduction in costs and improved customer service for clients.

The fourth quarter presented events that impacted both revenue and expenses. In the domestic network, regulatory restrictions placed on Congonhas airport in the fourth quarter required network adjustments that reduced load factors and increased ground times. During the quarter, GOL continued to modernize ts fleet with the delivery of eight new SFP 737-800NG aircraft and commenced the return all of the 737-300s in the fleet. By the end of 2008, the Company will have replaced all 300s with newer, more cost efficient 737-700NGs and 737-800NGs. In the international network, route launches were affected by the delayed delivery of seven 767 aircraft, which required changes in scheduled service.

However, even with the challenges faced, 2007 was a year of transition and learning from the industry’s structural problems – including airport conditions – and the situation with air traffic controllers. Government authorities learned from these issues as well and worked to restore credibility to the Brazilian aviation sector. “We believe that this concentrated effort will generate effective results and necessary improvements in both the medium- and long-term. We have also worked to increase our efforts on adopting measures to minimize the impact these issues have had on our passengers. Aware that lack of information often creates stressful situations, we have redoubled our efforts in serving the needs of passengers and employees”, added de Oliveira.

In the fourth quarter, VRG launched VARIG’s new brand image and product, tailored to serve a premium passenger segment in both the domestic and international markets. The Company also

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redefined VRG’s business strategy, designing a new domestic route network focused on a profitable service, providing business customers with improved flight times and frequencies and an international network that will focus its long-haul services from Brazil to Europe on two destinations (Paris and Madrid), offering connections to other cities through partner airlines. VRG’s customers will be able to travel from Brazil to the most important destinations in Europe, Asia, Africa and the Middle East through its partner airlines. “The strategic decisions made in the fourth quarter are aimed at optimizing and consolidating the VRG network, while introducing the higher quality, more efficient VRG product. Our goal is to make flying VRG a more enjoyable flying experience for our customers”, said Constantino de Oliveira Junior. “Looking ahead to 2008, our challenge is to continue to integrate VRG’s operations with GTA’s systems to produce gains in efficiency and quality.”

Despite operational difficulties, a result of the prolonged airport crisis that began in 2006 and subsequently worsened by the events at São Paulo’s Congonhas Airport in July, the Brazilian domestic airline sector registered growth of 11.2% in 2007, 2.2 times Brazil’s estimated GDP growth. GTA once again outperformed the domestic industry, growing volumes by 30.0% . In the international market, where industry RPKs fell by 6.0%, GTA grew 83.4%, compared to 2006. Air passengers became very sensitive during the industry turbulence resulting from the continuation of 2006’s industry-wide crisis, which was naturally reflected in the Company's results. Consolidated RPKs grew 3.4 times domestic industry RPKs in 2007 due to the addition of 41 aircraft to the fleet, 150 flights to the network and 11 destinations in South America and Europe. The Company plans to continue to invest its resources in the future and growth of the Brazilian air transportation system. Passengers transported in 4Q07 increased 40.1% over 4Q06. The 4Q07 consolidated load factor of 68% was stable year-over-year, driven by demand in the domestic market.

Consolidated operating costs per ASK excluding fuel increased 8.1% to 10.12 cents (R$) year-over-year, primarily due to a 6.3% reduction in aircraft utilization. GTA’s non-fuel CASK was flat year over year. Fuel costs per available seat kilometer (ASK) increased 3.1% year-over-year. Due to lower aircraft utilization and higher WTI fuel prices in the fourth quarter, a R$45mm provision for variable employee compensation and expenses associated with the launch of the new VARIG brand, total consolidated operating cost per seat kilometer (CASK) increased 6.3% to 15.75 cents (R$). “The key to our success is our ability to keep costs low in difficult fuel cost and operating environments. We have the opportunity to continue to rationalize VRG’s costs, modernize and standardize VRG’s fleet and operations and rejuvenate an 80-year old brand, which will lead the way for further cost reductions in 2008,” added Richard Lark, GOL’s executive vice president and CFO. We are disappointed with our recent results, but we believe our investment in re-launching and turnaround of VRG is a near term investment that will add significant value in the medium to long term. The recent share purchases by our controlling shareholders demonstrate their long-term confidence in GOL’s ability to create meaningful shareholder value and return to normal performance metrics.

In the first quarter of 2008 the Company plans to return seven 737-300s and add three 737-800s, one 737-700 and three 767-300s to the consolidated fleet. The GTA and VRG fleet modernization and renewal plan will reduce the fleet’s average age and fuel consumption while also improving productivity.

GOL remains committed to its strategy of profitable expansion based on a low-cost structure and high quality customer service. “We know of the complexity of our business, of the cyclical profile that characterizes our operations and the detours that many times are imposed by external factors out of our control. This is why, more than ever, we are aware that we need the strength and commitment of our “Team of Eagles” to overcome difficulties and continue to expand our horizons,” stated de Oliveira.

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REVENUES

Net operating revenues, principally revenues from passenger transportation, increased 42.5% to R$1.4bn, primarily due to a 59.9% increase in capacity and the incorporation of VRG’s revenue, which generated 59.3% more revenue passenger kilometers (RPK), offset by lower yields. GOL’s consolidated RPK growth was driven by a 38.7% increase in departures and an 8.1% increase in stage length. Consolidated RPKs grew 59.3% to 6,567mm and revenue passengers grew 40.1% to 6.6mm.

Average fares increased 3.2% from R$206.0 to R$212.6 and yields decreased 10.7% to 20.7 cents (R$) per passenger kilometer, mainly due to an 8.1% increase in aircraft stage length. Consolidated operating revenues per ASK (“RASK”) decreased 10.9% to R$14.9 cents in 4Q07 (compared to R$16.7 cents in 4Q06). During 4Q07, revenues were reduced by an estimated R$12mm due to the delayed delivery of seven VRG 767-300 aircraft that resulted in 119 flight cancellations and the provision of transportation for some passengers on other airlines operating similar routes.

The 59.9% year-over-year capacity expansion, measured by ASKs, facilitated the addition of 40 new daily flight frequencies for GTA in 4Q07 and 26 new daily flight frequencies for VRG. The addition of 42.8 average operating aircraft compared to 4Q06 (from 59.0 to 101.8 average aircraft) drove the ASK increase.

GTA’s domestic market share averaged 42% and VRG’s averaged 3% during the quarter. Through regular international flights, GTA achieved international market share of 12% (share of Brazilian airlines flying to international destinations) in the same period; VRG’s international market share was 16%. Approximately 22.6% of consolidated RPKs were related to international passenger traffic in 4Q07.

GOL’s cargo transportation activities (Gollog) primarily contributed to the expansion of other operating revenues, increasing from R$58.0mm in 4Q06 to R$85.5mm in 4Q07. VRG’s Smiles loyalty program accounted for R$12 mm in revenues (net of a R$15mm reduction resulting from a change in preliminary estimates of mileage program accounting).

OPERATING EXPENSES

Total consolidated CASK increased 6.3% to 15.75 cents (R$), due to reduced aircraft utilization from airport operational restrictions and the launch of international flights, increased expenses for salaries, wages and benefits, other operating expenses, maintenance, materials and repairs, depreciation, aircraft rent and fuel per ASK, partially offset by reduced sales and marketing expenses and in aircraft and traffic servicing expenses per ASK. Operating expenses per ASK excluding fuel increased by 8.1% to 10.12 cents (R$). CASK excluding VRG was R$14.9 cents in the quarter (R$9.4 cents ex-fuel). Total operating expenses increased 69.8%, reaching R$1,527.4mm, due to higher fuel expenses, increased air traffic servicing expenses, higher maintenance expenses and the expansion of the Company’s operations (fleet and employee expansion as well as a higher volume of landing fees and more expenditures with marketing, due in part to re-launching VARIG’s brand). The R$215.0mm increase in fuel expenses was due to increased fuel consumption and an increase of 3% in fuel price per liter in 4Q07 over 4Q06. Consolidated breakeven load factor increased 11.3 points to 71.7% versus 60.4% in 4Q06.

Results from GOL’s operating expense (jet fuel price and USD exchange rate) hedging programs are accounted for in accordance with SFAS 133 (Statement of Financial Accounting Standards No 133), “Accounting for Derivatives and Hedging Activities.”

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The breakdown of consolidated costs and operational expenses for 4Q07, 4Q06 and 3Q07 is as follows:

Operating Expenses (R$ cents / ASK)
	4Q07	4Q06	% Chg.	3Q07	% Chg.
Aircraft fuel	5.63	5.46	3.1%	5.54	1.6%
Salaries, wages and benefits	2.97	2.15	38.1%	2.24	32.6%
Aircraft rent	1.49	1.40	6.4%	1.56	-4.5%
Sales and marketing	1.10	1.41	-22.0%	1.11	-0.9%
Landing fees	0.77	0.75	2.7%	0.82	-6.1%
Aircraft and traffic servicing	1.14	1.35	-15.6%	0.90	26.7%
Maintenance, materials and repairs	1.01	0.89	13.5%	1.09	-7.3%
Depreciation	0.42	0.40	5.0%	0.26	61.5%
Other operating expenses	1.22	1.01	20.8%	0.71	71.8%

Total operating expenses	15.75	14.82	6.3%	14.23	10.7%

Operating expenses ex- fuel	10.12	9.36	8.1%	8.69	16.5%

Operating Expenses (R$ million)
	4Q07	4Q06	% Chg.	3Q07	% Chg.
Aircraft fuel	546.2	331.2	64.9%	495.2	10.3%
Salaries, wages and benefits	287.8	130.6	120.3%	200.2	43.8%
Aircraft rent	145.0	85.1	70.4%	139.5	3.9%
Sales and marketing	106.4	85.6	24.3%	99.1	7.4%
Landing fees	74.8	45.5	64.4%	73.6	1.6%
Aircraft and traffic servicing	110.3	82.1	34.3%	80.6	36.8%
Maintenance, materials and repairs	98.3	54.3	81.0%	97.9	0.4%
Depreciation	40.4	24.1	67.3%	23.1	74.9%
Other operating expenses	118.2	61.1	93.6%	63.7	85.6%

Total operating expenses	1,527.4	899.6	69.8%	1,272.9	20.0%

Operating expenses ex- fuel	981.2	568.4	72.6%	777.7	26.2%

Aircraft fuel expenses per ASK increased 3.1% over 4Q06 to 5.63 cents (R$), mainly due to increased fuel prices per liter year-over-year. The increase in the average fuel price per liter over 4Q06 was primarily due to an increase of 50.9% in crude oil (WTI) prices and a 45.7% increase in Gulf Coast jet fuel (a factor influencing the determination of Brazilian jet fuel prices) but were partially offset by a 16.7% Brazilian Real appreciation against the U.S. Dollar. The Company has hedged approximately 29% and 7% of its fuel requirements for 1Q08 and 2Q08, respectively.

Salaries, wages and benefits expenses per available seat kilometer (ASK) increased 38.1% to 2.97 cents (R$) in 4Q07, primarily due to lower aircraft utilization, a R$45mm provision for annual employee variable compensation, a 5% cost of living increase on salaries effected in December 2006 and a 77.9% increase in the number of full-time equivalent employees to 15,722 -- related to planned 4Q07 and 1Q08 capacity expansion and internalization of call center employees effected in June 2007.

Aircraft rent per ASK increased 6.4% to 1.49 cents (R$) in 4Q07, primarily due to a lower aircraft utilization rate (6.3% less block hours per day) resulting from flight network adjustments and reduced utilization and load factors at Congonhas airport, partially offset by a 16.7% Brazilian Real appreciation against the U.S. Dollar.

Sales and marketing expenses per ASK decreased 22.0% to 1.10 cents (R$) due to a reduction in commission paid to travel agencies that took effect in January 2007 and a reduction in marketing and

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advertising expenses, partially offset by the re-launch of the VARIG brand in October and by marketing campaigns for both GOL and VRG during 4Q07. During the quarter, GTA booked a majority of its tickets through a combination of its website (78.9%) and its call center (8.9%) . VRG booked 12.3% of its tickets on the web since the re-launch of its website on October 23.

Landing fees per ASK increased 2.7% to 0.77 cents (R$), mainly due to an increase in landings at international airports (with higher tariffs).

Aircraft and traffic servicing expenses per ASK decreased 15.6% to 1.14 cents (R$), mainly due to an 8.1% increase in average stage length, partially offset by higher ground handling service expenses as landings increased 38.7% .

Maintenance, materials and repairs per ASK increased 13.5% to 1.01 cents (R$), primarily due to a higher number of scheduled maintenance services during 4Q07, partially offset by a 16.7% appreciation of the Brazilian Real against the U.S. Dollar. Main expenses during the quarter were related to the scheduled maintenance of 12 aircraft in the amount of R$38.2mm, the use of spare parts inventory in the amount of R$7.2mm, and the repair of rotable materials in the amount of R$8.7mm.

Depreciation per ASK increased 5.0% to 0.42 cents (R$), due to a higher amount of fixed assets (mainly spare parts inventory) and an increase of depreciation related to 13 new 737-800 NG aircraft which entered the fleet between 4Q06 and 4Q07, and two 737-700 plus 4 767-300 aircraft classified as capital leases, partially offset by the dilution of expenses in a higher number of ASKs.

Other operating expenses per ASK were 1.22 cents (R$), a 20.8% increase when compared to the same period of the previous year, due to an increase in insurance expenses to 0.14 cents (R$) per ASK (R$11.9mm total), representing a 7.1% increase over 4Q06, and due to R$15.0mm in fleet modernization costs, partially offset by a decrease in bad debt expenses.

COMMENTS ON EBITDA AND EBITDAR[1]

The 1.81 cent (R$) RASK decrease and CASK increase of 0.93 cents (R$) resulted in a decrease of EBITDA per available seat kilometer to -0.47 cents (R$) in 4Q07. EBITDA totaled R$-45.0mm in the period, compared to R$136.4mm in 4Q06 and R$53.9mm in 3Q07. EBITDA in 4Q07, ex-VRG, was R$151mm, representing an EBITDA margin of 11.9% .

EBITDAR Calculation (R$ cents / ASK)
	4Q07	4Q06	Chg. %	3Q07	Chg. %
Net Revenues	14.86	16.67	-10.9%	14.58	1.9%
Operating Expenses	15.75	14.82	6.3%	14.23	10.7%

EBIT	-0.89	1.85	nm	0.35	nm
Depreciation & Amortization	0.42	0.40	5.0%	0.26	61.5%

EBITDA	-0.47	2.25	nm	0.61	nm
EBITDA Margin	-3.2%	13.5%	-16.7 pp	4.2%	-7.4 pp
Aircraft Rent	1.49	1.40	6.4%	1.56	-4.5%

EBITDAR	1.02	3.65	-72.1%	2.17	-53.0%
EBITDAR Margin	6.9%	21.9%	-15.0 pp	14.9%	-8.0 pp

1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-USGAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

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EBITDAR Calculation (R$ million)
	4Q07	4Q06	Chg. %	3Q07	Chg. %
Net Revenues	1,442.0	1,012.0	42.5%	1,303.5	10.6%
Operating Expenses	1,527.4	899.6	69.8%	1,272.8	20.0%

EBIT	-85.4	112.3	nm	30.8	nm
Depreciation & Amortization	40.4	24.1	67.6%	23.1	74.9%

EBITDA	-45.0	136.4	nm	53.9	nm
EBITDA Margin	-3.2%	13.5%	-16.7 pp	4.2%	-7.4 pp
Aircraft Rent	145.0	85.1	70.4%	139.5	3.9%

EBITDAR	100.0	221.5	-54.9%	193.4	-48.3%
EBITDAR Margin	6.9%	21.9%	-15.0 pp	14.9%	-8.0 pp

Aircraft rent represents a significant operating expense for the Company. As the Company today leases most of its aircraft, we believe that EBITDAR, equivalent to EBITDA before aircraft rent expenses (which are USD-denominated) is a useful measure of relative operating performance for users of our financial statements. On a per-ASK basis, EBITDAR was 1.02 cents (R$) in 4Q07, compared to 3.65 cents (R$) in 4Q06. EBITDAR amounted to R$100.0mm in 4Q07, compared to R$221.5mm in the same period last year and R$193.4mm in 3Q07. EBITDAR in 4Q07, ex-VRG, was R$238mm, representing an EBITDAR margin of 18.9% .

FINANCIAL RESULTS

Net financial income totaled R$11.5mm in 4Q07. Interest expenses increased R$26.2mm year-over-year primarily due to an increase in long-term debt and a higher amount of short-term working capital debt related to growth in operations. Interest income and other gains benefited from hedging gains partially offset by a lower volume of cash and short-term investments versus 4Q06 and by a 2.4 percentage point reduction in average Brazilian interest rates (as measured by the CDI rate).

Financial Results (R$ thousands)	4Q07	4Q06	3Q07
Interest expense	(41,181)	(14,969)	(33,194)
Capitalized interest	13,651	(121)	16,561
Interest and investment income and Other gains (losses)	39.022	38.215	48.244
Net Financial Results	11,492	23,125	31,591

NET INCOME AND EARNINGS PER SHARE

Reported net loss in 4Q07 was R$24.2mm, representing a -1.7% net income margin, versus R$92.7mm of net income in 4Q06. Reported net loss per share, basic, was R$0.12 in 4Q07 compared to net earnings per share of R$0.47 in 4Q06. Basic weighted average shares outstanding were 202,298,560 in 4Q07 and 196,206,466 in 4Q06. Reported net loss per share, diluted, was R$0.12 in 4Q07 compared to net earnings per share of R$0.47 in 4Q06. Fully-diluted weighted average shares outstanding were 202,320,133 in 4Q07 and 196,278,698 in 4Q06.

- 9 / 27 -

Reported net loss per ADS, basic, was US$0.07 in 4Q07 compared to net earnings per ADS of US$0.22 in 4Q06. Reported net earnings per ADS, diluted, was US$0.07 in 4Q07 compared to net earnings per ADS of US$0.22 in 4Q06.

4Q07 earnings per share in BRGAAP was R$0.38 (US$0.21 per ADS). 4Q07 net income in BRGAAP was R$77.0mm (US$43.2mm), representing a net margin of 5.2% .

Reported full-year 2007 net income was R$102.5mm (US$52.6mm), representing a net margin of 2.1% . Reported full-year 2007 earnings per share were R$0.52 (US$0.26 per ADS). Full-year 2007 earnings per share in BRGAAP were R$1.33 (US$0.68 per ADS). Full-year 2007 net income in BRGAAP was R$268.5mm (US$137.7mm), representing a net margin of 5.4% .

Based on GOL’s quarterly dividend policy for fiscal 2007, management recommended a net 4Q07 payment of R$0.35 per share to common and preferred shareholders. The gross total payout approved for 4Q07 was R$76.5mm (R$70.8mm net of withholding tax – consisting of R$32.4mm paid as interest on shareholders’ equity and R$38.4mm paid in dividends – both paid on February 1, 2008, to shareholders of record on December 24, 2007) equivalent to approximately R$0.3500 per share and US$0.1966 per ADS.

For 4Q07, GOL distributed a fixed quarterly dividend of R$0.35 per share, representing a payout of 110.2% of base net income and an estimated dividend yield of 3.4% . For 2008, GOL’s Board approved a fixed quarterly dividend of R$0.18 per share, assuring a minimum dividend payment of 25% of the fiscal year’s net profit; if necessary the Company will make a year-end supplementary dividend payment.

In January 2008, the Board of Directors, considering current share prices and the free float, authorized management to implement a share repurchase program of the Company’s preferred shares, at market prices, for up to 5,000,000 shares, representing 8.8% of the total number of preferred shares outstanding in the market, in accordance with the terms of CVM Instruction No. 10/80. The purpose of the buyback is the purchase of preferred shares to be held in treasury and subsequently resold or cancelled, without reducing GOL’s capital. The period for these authorized transactions is 365 days from January 28, 2008.

CASH FLOW

Cash, cash equivalents and short-term investments decreased R$109.4mm during 4Q07. Net cash used by operating activities was R$176.9mm, mainly due to a decrease in accounts payable (R$131.7mm), an increase of R$110.8mm in accounts receivable and an increase of R$109.7mm in deferred income taxes, partially offset by a decrease in deposits with lessors (R$131.7mm) and an increase in air traffic liabilities of R$130.9mm.

Net cash used in investing activities was R$144.1mm, consisting primarily of a R$133.8mm increase in aircraft pre-delivery deposits and an increase of R$121.1mm in acquisition of property and equipment, partially offset by a decrease of R$117.7mm in other deposits.

Net cash provided by financing activities during 4Q07 was R$211.6mm, mainly due to an increase in long-term debt (R$168.7mm, partially offset by the repurchase of the VRG convertible debentures of R$87.9mm) and a R$65.2mm increase in short-term borrowings, partially offset by dividends paid (R$24.5mm) .

- 10 / 27 -

Cash Flow Summary (R$ million)	4Q07	4Q06	% Change	3Q07	% Change
Net cash provided by (used in) operating activities	(176.9)	120.0	nm	75.4	nm
Net cash provided by (used in) investing activities[1]	(144.1)	(274.3)	-47.5%	(268.2)	-46.3%
Net cash provided by (used in) financing activities	211.6	254.5	-16.9%	(24.2)	nm

Net increase in cash, cash equivalents & short term	(109.4)	100.2	nm	(217.0)	-49.6%
investments

1. Excluding R$358.8mm in change in available-for-sale securities in 4Q07, R$89.6mm in 4Q06 and R$11.8mm in 3Q07 of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

COMMENTS ON THE BALANCE SHEET

The Company’s net cash position on December 31, 2007, was R$1,432.8mm, a decrease of R$109.4mm over 3Q07. The Company’s total liquidity was R$2,348.9mm (cash, short-term investments and accounts receivable) at the end of 4Q07. The Company had R$589.7mm in deposits with lessors and had R$543.9mm deposited with Boeing as advances for aircraft acquisitions. On December 31, 2007, the Company had five revolving lines of credit allowing borrowings up to R$577mm; the amount utilized under these lines of credit was R$497mm.

Cash Position and Debt (R$ million)	12/31/2007	9/30/2007	% Change
Cash, cash equivalents & short-term investments	1,432.8	1,542.2	-7.1%
Short-term debt	496.8	495.3	0.3%
Long-term debt	1,066.1	1,669.6	-36.1%

Net cash	(130.1)	(622.7)	-79.1%

The Company currently leases most of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. On December 31, 2007, the Company had 87 aircraft under operating leases with initial lease term expiration dates ranging from 2008 to 2019, and had 19 aircraft under capitalized leases. Future minimum lease payments under leases are denominated in U.S. Dollars.

As of December 31, 2007, the Company had 101 firm orders (net of 26 already delivered) and 34 options to purchase new Boeing 737-800 Next Generation aircraft. The firm orders had an approximate value of US$6.5bn (based on aircraft list price) and are scheduled for delivery between 2008 and 2014. As of December 31, 2007, GOL had made deposits in the amount of US$305.6mm related to these orders.

The following table provides a summary of our principal payments under long-term obligations, operating lease commitments, aircraft purchase commitments, and other obligations as of December 31, 2007:

Principal obligations (R$ thousands)						Beyond
	2008	2009	2010	2011	2012	2012	Total
Long-term debt
obligations	-	206,228	31,790	31,791	25,880	416,153	711,842
Pre-delivery
deposits	145,128	161,478	141,191	65,472	1,529	-	514,798
Aircraft
purchase	1,435,924	1,874,464	2,048,875	1,578,907	1,217,067	-	8,155,237

Total	1,581,052	2,242,170	2,221,856	1,676,170	1,244,476	416,153	9,381,877

- 11 / 27 -

The Company’s fleet plan is as follows:

Combined Fleet Plan	2007	2008	2009	2010	2011	2012
(Operating, EOP)
B737-300	27	0	0	0	0	0
B737-700 NG	31	31	31	27	25	16
B737-800 NG	17	33	22	19	14	13
B737-800 NG SFP	24	37	52	68	80	95
B767-300 ER	7	10	11	12	13	14

Total	106	111	116	126	132	138

RETURNS

GOL’s return indicators for the twelve-month period ended in each quarter are included below:

Returns	LTM 4Q07	LTM 4Q06	% Change	LTM 3Q07	% Change
(US GAAP)
Net Revenue/Aircraft (US$000)	29,300	34,874	-16.0%	30,097	-2.6%
Operating Profit Aircraft (US$000)	-136	6,434	-102.1%	1,263	-110.8%
Net Revenues/ASK (US$ cents)	7.4	8.6	-14.0%	7.9	-6.3%
Operating Profit/ASK (US$ cents)	0.0	1.6	-100.0%	0.3	-100.0%
ROE (1)	4.3%	25.8%	-21.5 pp	8.9%	-4.6 pp
ROA (2)	1.5%	13.4%	-11.9 pp	3.3%	-1.8 pp
LTM Net Dividend Yield (3)	3.2%	1.3%	+1.9 pp	2.8%	+0.4 pp

(1) Net Income / Net Equity
(2) Net Income / Total Assets
(3) LTM Dividend / Share Price at period end

OUTLOOK

GOL continues to invest in its successful business model. We continue to evaluate opportunities to expand operations by adding new flights in Brazil, as well as expanding to other high-traffic centers internationally. We expect to benefit from economies of scale as we continue to add new aircraft to our already well-established and highly efficient operating network. We expect to reduce our non-fuel cost per available seat-kilometer (CASK) as we continue to reduce the age of our fleet, operate a more fuel efficient fleet, benefit from the cost savings associated with our aircraft maintenance center and improve upon our cost-efficient distribution channels. Through the VARIG brand name, VRG is providing an attractive service offering to business travelers in the domestic market and offering new services to high-traffic international destinations in South America, North America and Europe. We expect to grow revenues from our Gollog cargo transport business and Smiles loyalty program.

The air passenger transportation market in Brazil remains largely under-penetrated and increasing available seats at low fares is important for the continued development of the sector and the economy. The scheduled net addition of seven aircraft to the consolidated fleet in the first quarter of 2008 will increase available seat capacity by 65% over GOL’s reported capacity in 1Q07.

- 12 / 27 -

For the first quarter of 2008, we expect consolidated load factors in the range of 67-69% (flat versus 4Q07) with consolidated passenger yields in the range of R$21 cents (flat versus 4Q07). For the first quarter, we expect consolidated non-fuel CASK to be in the range of R$8.5 cents. We expect that the incorporation of larger, more fuel-efficient aircraft will offset increases in fuel prices and a stable foreign exchange rate environment for the near term, supported by good economic fundamentals in the Brazilian economy.

The Company’s full-year general guidance is presented below:

General Guidance (Consolidated, USGAAP)	2008E (+/-)
Pax Transported (000)	32,000
ASKs, System (million)	47,000
International ASK (% of total system)	25
RPKs, System (million)	31,000
Cargo and Other Revenues (R$ million)	700
Departures (000)	290
CASK ex-fuel (R$ cents)	8.4
Fuel Price (R$ / liter)	1.62
Fuel liters consumed (mm)	1,500
Pre-tax Margin (%)	8 - 10
Estimated Tax Rate (%)	25
Capital Expenditures (R$ mm)	1,100
Cash Balance (R$ billion)	1.6
Total Adjusted Net Debt (1) / Total Cap. (%)	55
Total Adjusted Net Debt (1) / EBITDAR (x)	3.0
Dividends per Share (R$, cents per quarter)	18
Average Shares Outstanding (mm) (2)	202.3

(1) Balance sheet debt and capital leases plus 7x annual rent, less cash.
(2) Total shares outstanding are based on general estimates and assumptions. The number of shares in the actual calculation of EPS will likely be different from those set forth above.

- 13 / 27 -

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

- 14 / 27 -

About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”, a low-cost, low-fare airline which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, a premium service airline which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Media
Ph: (5511) 3169 6800	Ph: (5511) 3169 6967
E-mail: ri@golnaweb.com.br	E-mail: comcorp@golnaweb.com.br
Site: www.voegol.com.br/ir	Edelman -- Meaghan Smith
Ph: +1 (212) 704-8196
E-mail: meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

- 15 / 27 -

Consolidated Operating Data
US GAAP - Unaudited
	4Q07	4Q06	% Change

Revenue Passengers (000)	6,583	4,698	40.1%
GTA	5,936	4,698	26.4%
VRG (1)	647	-	-
Revenue Passengers Kilometers (RPK) (mm)	6,567	4,123	59.3%
GTA	5,516	4,123	33.8%
VRG (1)	1,051	-	-
Available Seat Kilometers (ASK) (mm)	9,705	6,070	59.9%
GTA	7,707	6,070	27.0%
VRG (1)	1,998	-	-
Load factor	67.7%	67.9%	-0.2 pp
GTA	71.6%	67.9%	+3.7 pp
VRG (1)	52.6%	-	-
Break-even load factor	71.7%	60.4%	+11.3 pp
Aircraft utilization (block hours per day)	13.3	14.2	-6.3%
GTA	13.7	14.2	-3.5%
VRG (1)	11.7	-	-
Average fare	R$ 212.64	R$ 206.00	3.2%
Yield per passenger kilometer (cents)	20.66	23.14	-10.7%
Passenger revenue per available set kilometer (cents)	13.98	15.72	-11.1%
Operating revenue per available seat kilometer (RASK) (cents)	14.86	16.67	-10.9%
Operating cost per available seat kilometer (CASK) (cents)	15.75	14.82	6.3%
Operating cost, excluding fuel, per available seat kilometer (cents)	10.12	9.36	8.1%
Number of Departures	64,656	46,623	38.7%
Average stage length (km)	957	885	8.1%
Average number of operating aircraft during period	101.8	59.0	72.5%
GTA	77.5	59.0	31.4%
VRG (1)	24.3	-	-
Fuel consumption (mm liters)	335.1	208.2	61.0%
Full-time equivalent employees at period end	15,722	8,840	77.9%
GTA	12,424	8,840	40.5%
VRG (1)	3,298	-	-
% of GTA Sales through website during period	78.9%	80.2%	-1.3 pp
% of GTA Sales through website and call center during period	87.8%	91.4%	-3.6 pp
Average Exchange Rate (2)	R$ 1.79	R$ 2.15	-16.7%
End of period Exchange Rate (2)	R$ 1.78	R$ 2.14	-16.8%
Inflation (IGP-M) (3)	3.5%	1.5%	+2.0 pp
Inflation (IPCA) (4)	1.4%	1.1%	+0.3 pp
WTI (avg. per barrel, US$) (5)	$90.49	$59.96	50.9%
Gulf Coast Jet Fuel Cost (average per liter, US$) (5)	$0.67	$0.46	45.7%

(1) VRG data since April 9, 2007		(4) Source: IBGE
(2) Source: Brazilian Central Bank		(5) Source: Bloomberg
(3)Source: Fundação Getulio Vargas

Operating Data
US GAAP - Unaudited
	Year 2007	Year 2006	% Change

Revenue Passengers (000)	23,690	17,447	35.8%
GTA	21,752	17,447	24.7%
VRG (1)	1,938	-	-
Revenue Passengers Kilometers (RPK) (mm)	22,670	14,819	53.0%
GTA	19,966	14,819	34.7%
VRG (1)	2,704	-	-
Available Seat Kilometers (ASK) (mm)	34,348	20,261	69.5%
GTA	29,198	20,261	44.1%
VRG (1)	5,150	-	-
Load factor	66.0%	73.1%	-7.1 pp
GTA	68.4%	73.1%	-4.7 pp
VRG (1)	52.5%	-	-
Break-even load factor	66.3%	59.6%	+6.7 pp
Aircraft utilization (block hours per day)	13.8	14.2	-2.8%
GTA	14.2	14.2	0.0%
VRG (1)	11.7	-	-
Average fare	R$ 198.19	R$ 205.25	-3.4%
Yield per passenger kilometer (cents)	20.14	24.16	-16.6%
Passenger revenue per available set kilometer (cents)	13.30	17.67	-24.7%
Operating revenue per available seat kilometer (RASK) (cents)	14.38	18.77	-23.4%
Operating cost per available seat kilometer (CASK) (cents)	14.44	15.30	-5.6%
Operating cost, excluding fuel, per available seat kilometer (cents)	8.92	9.25	-3.6%
Number of Departures	237,287	164,696	44.1%
Average stage length (km)	960	832	15.4%
Average number of operating aircraft during period	88.6	50.1	76.8%
GTA	74.4	50.1	48.5%
VRG (1)	14.2	-	-
Fuel consumption (mm liters)	1,177.3	712.9	65.1%
Full-time equivalent employees at period end	15,722	8,840	77.9%
GTA	12,424	8,840	40.5%
VRG (1)	3,298	-	-
% of GTA Sales through website during period	80.3%	81.6%	-1.3 pp
% of GTA Sales through website and call center during period	90.4%	92.4%	-2.0 pp
Average Exchange Rate (2)	R$ 1.95	R$ 2.18	-10.6%
End of period Exchange Rate (2)	R$ 1.78	R$ 2.14	-16.8%
Inflation (IGP-M) (3)	7.7%	3.8%	+3.9 pp
Inflation (IPCA) (4)	4.5%	3.1%	+1.4 pp
WTI (avg. per barrel, US$) (5)	$72.23	$66.09	9.3%
Gulf Coast Jet Fuel Cost (average per liter, US$) (5)	$0.56	$0.51	9.8%

(1) VRG data since April 9, 2007		(4)Source: IBGE
(2) Source: Brazilian Central Bank		(5)Source: Bloomberg
(3)Source: Fundação Getulio Vargas

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	4Q07	4Q06	% Change

Net operating revenues
Passenger	R$ 1,356,513	R$ 954,034	42.2%
Cargo and Other	R$ 85,470	57,968	47.4%

Total net operating revenues	1,441,983	1,012,002	42.5%

Operating expenses
Aircraft fuel	546,179	331,228	64.9%
Salaries, wages and benefits	287,761	130,609	120.3%
Aircraft rent	145,027	85,121	70.4%
Sales and marketing	106,401	85,596	24.3%
Landing fees	74,793	45,505	64.4%
Aircraft and traffic servicing	110,298	82,120	34.3%
Maintenance materials and repairs	98,271	54,303	81.0%
Depreciation	40,399	24,148	67.3%
Other	118,230	61,072	93.6%

Total operating expenses	1,527,359	899,702	69.8%

Operating income (loss)	(85,376)	112,300	nm

Other income (expense)
Interest expenses	(41,181)	(14,969)	175.1%
Capitalized interest	13,651	(121)	nm
Interest and investment income	66,721	43,370	53.8%
Other, net	(27,699)	(5,155)	437.3%

Total other income (expense)	11,492	23,125	-50.3%

Income (loss) before income taxes	(73,884)	135,425	nm
Income taxes (benefit)	49,673	(42,769)	nm

Net income (loss)	(24,211)	92,656	nm

Earnings (loss) per share, basic	($0.12)	$0.47	nm
Earnings (loss) per share, diluted	($0.12)	$0.47	nm

Earnings (loss) per ADS, basic - US Dollar	($0.07)	$0.22	nm
Earnings (loss) per ADS, diluted - US Dollar	($0.07)	$0.22	nm

Basic weighted average shares outstanding (000)	202,299	196,206	3.1%
Diluted weighted average shares outstanding (000)	202,320	196,279	3.1%

Consolidated Statement of Operations
US GAAP - Audited
R$ 000
	Year 2007	Year 2006	% Change

Net operating revenues
Passenger	R$ 4,566,691	$3,580,919	27.5%
Cargo and Other	371,640	221,098	68.1%

Total net operating revenues	4,938,331	3,802,017	29.9%

Operating expenses
Aircraft fuel	1,898,840	1,227,001	54.8%
Salaries, wages and benefits	798,141	413,977	92.8%
Aircraft rent	515,897	292,548	76.3%
Sales and marketing	367,866	414,597	-11.3%
Landing fees	273,655	157,695	73.5%
Aircraft and traffic servicing	348,732	199,430	74.9%
Maintenance materials and repairs	318,917	146,505	117.7%
Depreciation	121,570	69,313	75.4%
Other	317,686	179,494	77.0%

Total operating expenses	4,961,304	3,100,560	60.0%

Operating income (loss)	(22,973)	701,457	nm

Other income (expense)
Interest expenses	(142,390)	(66,378)	114.5%
Capitalized interest	38,918	16,733	132.6%
Interest and investment income	290,247	174,354	66.5%
Other, net	(64,091)	(27,204)	135.6%

Total other income (expense)	122,684	97,505	25.8%

Income (loss) before income taxes	99,711	798,962	-87.5%
Income taxes (benefit)	2,802	(229,825)	nm

Net income (loss)	102,513	569,137	-82.0%

Earnings (loss) per share, basic	R$ 0.52	R$ 2.90	-82.1%
Earnings (loss) per share, diluted	R$ 0.52	R$ 2.90	-82.1%

Earnings (loss) per ADS, basic - US Dollar	$0.26	$1.33	-80.5%
Earnings (loss) per ADS, diluted - US Dollar	$0.26	$1.33	-80.5%

Basic weighted average shares outstanding (000)	198,609	196,103	1.3%
Diluted weighted average shares outstanding (000)	198,657	196,221	1.2%

Consolidated Balance Sheet
US GAAP - Audited
R$ 000
	December 31, 2007	December 31, 2006

ASSETS	7,002,421	4,258,454
Current Assets	3,129,547	2,811,323
Cash and cash equivalents	574,363	280,977
Short-term investments	858,438	1,425,369
Receivables, less allowance	916,133	659,306
Inventories	209,926	75,165
Recoverable taxes	90,090	60,396
Prepaid expenses	143,756	64,496
Deposits	192,357	232,960
Other	144,484	12,654
Property and Equipment, net	2,144,885	1,079,223
Pre-delivery deposits	543,906	436,911
Flight equipment	1,690,903	660,861
Other	179,709	129,260
Accumulated depreciation	(269,633)	(147,809)
Other Assets	1,727,989	367,908
Deposits	397,308	304,875
Deferred income tax	47,121	-
Goodwill	272,975	-
Tradenames	124,883	-
Routes	746,734	-
Other	138,968	63,033

LIABILITIES AND SHAREHOLDER'S EQUITY	7,002,421	4,258,454
Current Liabilities	2,287,342	1,000,346
Accounts payable	326,364	124,110
Salaries, wages and benefits	163,437	87,821
Sales tax and landing fees	152,332	139,394
Air traffic liability	472,860	335,268
Insurance premium payable	44,150	44,897
Short-term borrowings	496,788	128,304
Dividends payable	75,610	42,961
Deferred revenue	90,843	-
Current portion of long-term debt	308,285	12,384
Current obligarions under capital leases	93,020	33,112
Other	63,653	52,095
Long Term Liabilities	2,339,816	1,052,950
Long-term debt	1,066,102	726,982
Obligations under capital leases	776,578	222,024
Deferred income taxes, net	-	28,064
Deferred gains on sale and leaseback transactions	-	48,219
Deferred revenue	287,191	-
Estimated civil and labor liabilities	32,075	-
Other	177,870	27,661
Shareholder's Equity	2,375,263	2,205,158
Preferred shares (no par value)	1,205,801	846,125
Common shares (no par value)	41,500	41,500
Additional paid-in capital	39,132	35,430
Appropriated retained earnings	87,227	39,577
Unappropriated retained earnings	998,936	1,246,848
Accumulated other comprehensive income	2,667	(4,322)

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	4Q07	4Q06	% Change

Cash flows from operating activities
Net income (loss)	(24,211)	92,656	nm
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	40,399	24,148	67.3%
Allowance for doubtful accounts receivable	2,930	568	415.8%
Deferred income taxes	(109,709)	(12,478)	779.2%
Amortization of sale-leaseback gains	(9,910)	58,347	nm
Other, net	2,525	1,657	52.4%
Changes in operating assets and liabilities
Receivables	(110,784)	34,402	nm
Inventories	2,919	(746)	nm
Deposits with lessors	131,748	(100,153)	nm
Accounts payable and other accrued liabilities	(131,701)	4,494	nm
Air traffic liability	130,867	23,829	449.2%
Dividends payable	(55,431)	(75,770)	-26.8%
Deferred revenues	27,221	-	nm
Other, net	(73,773)	69,035	nm

Net cash provided by (used in) operating activities	(176,910)	119,989	nm
Cash flows from investing activities
Deposits for aircraft leasing contracts	117,687	1,132	10296.4%
Acquisition of VRG, net of cash acquired	(6,942)	-	nm
Acquisition of property and equipment	(121,058)	(354,349)	-65.8%
Pre-delivery deposits	(133,757)	78,886	nm
Changes in available-for-sale securities, net	358,797	(89,572)	nm

Net cash provided by (used in) investing activities	214,727	(363,903)	nm
Cash flows from financing activities
Short term borrowings	65,210	10,573	516.8%
Proceeds from issuance of long-term debt	168,731	235,523	-28.4%
Paid-in subscribed capital	(3,973)	-	nm
Dividends paid	(24,450)	12,244	nm
Exercise of stock options	420	711	-40.9%
Others, net	5,665	(4,557)	nm

Net cash provided by (used in) financing activities	211,603	254,494	-16.9%

Net increase in cash and cash equivalents	249,420	10,580	2257.5%
Cash and cash equivalents at beginning of the period	324,943	270,397	20.2%
Cash and cash equivalents at end of the period	574,363	280,977	104.4%

Cash, cash equiv. and ST invest. at beg. of the period	1,542,178	1,606,194	-4.0%
Cash, cash equiv. and ST invest. at end of the period	1,432,801	1,706,346	-16.0%

Supplemental disclosure of cash flow information
Interest paid, net of amount capitalized	53,642	13,798	288.8%
Income taxes paid	58,623	59,029	-0.7%
Non cash investing activities
Accrued capitilized interest	13,126	552,283	-97.6%
Shares issued as consideration for the acquisition of VRG	(2,009)	-	nm
Capital leases	315,252	-	nm

Consolidated Statement of Cash Flows
US GAAP - Audited
R$ 000
	Year 2007	Year 2006	% Change

Cash flows from operating activities
Net income (loss)	102,513	569,137	-82.0%
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	121,570	69,313	75.4%
Allowance for doubtful accounts receivable	12,931	5,476	136.1%
Deferred income taxes	(113,930)	(27,882)	308.6%
Amortization of sale-leaseback gains	(23,170)	58,347	nm
Other, net	3,702	-	nm
Changes in operating assets and liabilities
Receivables	(232,533)	(100,824)	130.6%
Inventories	(129,319)	(34,482)	275.0%
Deposits with lessors	68,333	(110,858)	nm
Accounts payable and other accrued liabilities	(18,608)	50,186	nm
Air traffic liability	98,800	117,468	-15.9%
Dividends payable	(19,420)	(58,521)	-66.8%
Deferred revenues	8,121	-	nm
Other, net	(33,268)	9,809	nm

Net cash provided by (used in) operating activities	(154,278)	547,169	nm
Cash flows from investing activities
Deposits for aircraft leasing contracts	(40,075)	(18,204)	120.1%
Acquisition of VRG, net of cash acquired	(201,029)	-	nm
Acquisition of property and equipment	(454,036)	(489,790)	-7.3%
Pre-delivery deposits	(106,995)	(80,146)	33.5%
Changes in available-for-sale securities, net	566,931	(662,681)	nm

Net cash provided by (used in) investing activities	(235,204)	(1,250,821)	-81.2%
Cash flows from financing activities
Short term borrowings	360,298	74,288	385.0%
Proceeds from issuance of long-term debt	559,529	990,304	-43.5%
Paid-in subscribed capital	432	-	nm
Dividends paid	(250,705)	(181,145)	38.4%
Exercise of stock options	420	711	-40.9%
Others, net	12,894	(5,876)	nm

Net cash provided by (used in) financing activities	682,868	878,282	-22.2%

Net increase in cash and cash equivalents	293,386	174,630	68.0%
Cash and cash equivalents at beginning of the period	280,977	106,347	164.2%
Cash and cash equivalents at end of the period	574,363	280,977	104.4%

Cash, cash equiv. and ST invest. at beg. of the period	1,706,346	869,035	96.3%
Cash, cash equiv. and ST invest. at end of the period	1,432,801	1,706,346	-16.0%

Supplemental disclosure of cash flow information
Interest paid, net of amount capitalized	163,764	65,207	151.1%
Income taxes paid	85,070	257,706	-67.0%
Non cash investing activities
Accrued capitilized interest	38,393	569,137	-93.3%
Shares issued as consideration for the acquisition of VRG	357,235	-	nm
Capital leases	854,093	-	nm

Consolidated Statement of Operations
BR GAAP - Unaudited
R$ 000
	4Q07	4Q06	% Change

Net operating revenues
Passenger	R$ 1,356,513	R$ 954,034	42.2%
Cargo and Other	133,500	57,968	130.3%

Total net operating revenues	1,490,013	1,012,002	47.2%

Operating expenses
Aircraft fuel	546,179	331,228	64.9%
Salaries, wages and benefits	285,222	130,437	118.7%
Aircraft leasing	162,013	97,285	66.5%
Sales and marketing	106,401	85,596	24.3%
Aircraft and traffic servicing	110,298	82,121	34.3%
Landing fees	74,793	45,505	64.4%
Maintenance materials and repairs	98,271	45,026	118.3%
Depreciation and amortization	34,931	14,103	147.7%
Other operating expenses	104,133	120,319	-13.5%

Total operating expenses	1,522,241	951,620	60.0%

Operating income (loss)	(32,228)	60,382	nm

Other expense
Interest income (expense), net	8,371	183,137	-95.4%

Non-operating results	(34,354)	22,953	nm

Income (loss) before income taxes	(58,211)	266,472	nm
Income tax and social contribution	28,670	(73,079)	nm

Net income (loss)	(29,541)	193,393	nm

Earnings (loss) per share	(R$ 0.15)	R$ 0.99	nm
Earnings (loss) per ADS - US Dollar	($0.08)	$ 0.46	nm
Number of outstanding shares on the balance
sheet date (000)	202,300	196,206	3.1%

Consolidated Statement of Operations
BR GAAP - Audited
R$ 000
	Year 2007	Year 2006	% Change

Net operating revenues
Passenger	R$ 4,566,691	R$ 3,580,919	27.5%
Cargo and Other	400,571	221,098	81.2%

Total net operating revenues	4,967,262	3,802,017	30.6%

Operating expenses
Aircraft fuel	1,898,840	1,227,001	54.8%
Salaries, wages and benefits	794,440	410,820	93.4%
Aircraft rent	558,625	318,192	75.6%
Sales and marketing	367,866	414,597	-11.3%
Aircraft and traffic servicing	348,732	199,431	74.9%
Landing fees	273,655	157,695	73.5%
Maintenance materials and repairs	318,917	146,505	117.7%
Depreciation and amortization	101,741	58,252	74.7%
Other operating expenses	364,670	260,582	39.9%

Total operating expenses	5,027,486	3,193,075	57.4%

Operating income	(60,224)	608,942	nm

Other expense
Financial income (expense), net	106,198	266,698	-60.2%

Non-operating results	(34,354)	98,071	nm

Income before income taxes	11,620	973,711	-98.8%
Income taxes current	256,907	(289,239)	nm

Net income	268,527	684,472	-60.8%

Earnings per share	R$ 1.33	R$ 3.49	-61.9%
Earnings per ADS - US Dollar	$0.68	$1.63	-58.3%

Number of shares at end of period (000)	202,300	196,206	3.1%

Consolidated Balance Sheet
BR GAAP - Audited
R$ 000
	December 31, 2007	December 31, 2006

ASSETS	5,764,828	3,780,168
Current Assets	3,067,927	2,724,581
Cash and cash equivalents	916,164	699,990
Short term investments	516,637	1,006,356
Accounts receivable	916,133	659,306
Inventories	215,777	75,165
Deferred taxes and carryforwards	65,247	73,451
Prepaid expenses	143,756	64,496
Credits with leasing companies	149,729	87,808
Other credits	144,484	58,009
Non-Current Assets	536,169	244,661
Deposits for aircraft leasing contracts	163,480	72,709
Credits with leasing companies	-	145,593
Deferred taxes and carryforwards	367,088	23,466
Judicial deposits and others	5,601	2,893
Permanent Assets	2,160,732	810,926
Investments	884,847	2,281
Pre-delivery deposits for flight equipment	695,538	436,911
Property, plant and equipment	555,885	358,482
Deferred	24,462	13,252
LIABILITIES AND SHAREHOLDERS' EQUITY	5,764,828	3,780,168
Current liabilities	2,192,524	955,515
Suppliers	326,364	124,110
Payroll and related charges	163,437	87,821
Taxes obligations	68,013	100,177
Landing fees and duties	84,319	39,217
Air traffic liability	472,860	335,268
Short-term borrowings	824,132	140,688
Dividends and interest on shareholder's equity	75,610	42,961
Smiles mileage program	50,080	-
Rent Payable	35,982	18,250
Other liabilities	91,727	67,023
Non-current	1,161,312	756,694
Long-term borrowings	1,066,102	726,981
Provision for contingencies	32,075	5,715
Other liabilities	63,135	23,998
Shareholders' Equity	2,410,992	2,067,959
Capital stock	1,363,946	993,654
Capital reserves	89,556	89,556
Profit reserves	954,823	989,071
Total comprehensive income, net of taxes	2,667	(4,322)

Consolidated Statements of Cash Flows
BR GAAP - Unaudited
R$ 000
	4Q07	4Q06	% Change

Cash flows from operating activities
Net income (loss)	(29,541)	193,393	nm
Adjustments to reconcile net income
provided by operating activities:
Depreciation and amortization	34,931	14,103	147.7%
Provision for doubtful accounts receivable	2,930	568	415.8%
Deferred income taxes	(97,148)	(31,747)	206.0%
Exchange variation	(32,037)	-	nm
Changes in operating assets and liabilities
Receivables	(61,402)	34,402	nm
Inventories	2,919	(746)	nm
Prepaid expenses, tax recoverable and other receivables	(173,466)	(120,975)	43.4%
Suppliers	24,376	4,494	442.4%
Air traffic liability	130,867	23,829	449.2%
Smiles mileage program	(18,483)	-	nm
Taxes payable	934	32,306	-97.1%
Payroll and related charges	16,325	38,455	-57.5%
Provision for contingencies	75,878	2,269	3244.1%
Dividend and Interest on shareholder's capital	(36,011)	(75,772)	-52.5%
Other liabilities	103,868	25,692	304.3%

Net cash provided by (used in) operating activities	(55,060)	140,271	nm
Cash flows from investing activities
Financial investments	119,333	(66,939)	nm
Investments	31,300	59	52950.8%
Deposits in guarantee	198,959	1,132	17475.9%
Pre-delivery deposits	(259,610)	(112,880)	130.0%
Property, plant and equipment	24,598	55,392	-55.6%
Other	8,591	13,175	-34.8%

Net cash used in investing activities	123,171	(110,061)	nm
Cash flows from financing activities
Loans	23,148	(6,880)	nm
Capital increase	194	-	nm
Dividends paid	(24,451)	12,244	nm
Total comprehensive income, net of taxes	(1,337)	(2,362)	-43.4%

Net cash provided by financing activities	(2,446)	3,002	nm
Net increase in cash and cash equivalents	65,665	33,212	97.7%
Cash and cash equivalents at beginning of the period	850,499	666,778	27.6%
Cash and cash equivalents at end of the period	916,164	699,990	30.9%

Additional information:
Interests paid for the period	53,642	13,377	301.0%
Income tax and social contribution paid for the period	42,420	53,191	-20.2%
Transactions not affecting cash:
Goodwill reserve	(23,979)	(9,244)	159.4%
Goodwill valued on shareholder’s deficit of VRG	70,444	-	nm

Consolidated Statements of Cash Flows
BR GAAP - Audited
R$ 000
	Year 2007	Year 2006	% Change

Cash flows from operating activities
Net income (loss)	268,527	684,472	-60.8%
Adjustments to reconcile net income
provided by operating activities:
Depreciation and amortization	101,741	58,252	74.7%
Provision for doubtful accounts receivable	12,931	5,476	136.1%
Deferred income taxes	(368,035)	(31,533)	1067.1%
Exchange variation	(137,114)	-	nm
Changes in operating assets and liabilities
Receivables	(232,533)	(100,824)	130.6%
Inventories	(129,319)	(34,482)	275.0%
Prepaid expenses, tax recoverable and other receivables	(50,904)	(298,615)	-83.0%
Suppliers	137,469	50,186	173.9%
Air traffic liability	98,800	117,468	-15.9%
Smiles mileage program	(20,810)	-	nm
Taxes payable	(32,168)	42,991	nm
Payroll and related charges	72,169	69,904	3.2%
Provision for contingencies	26,360	298	8745.6%
Dividend and Interest on shareholder's capital	-	(58,521)	-100.0%
Other liabilities	49,978	(6,711)	nm

Net cash provided by (used in) operating activities	(202,908)	498,361	nm
Cash flows from investing activities
Financial investments	489,719	(266,625)	nm
Investments	(194,087)	(452)	42839.6%
Deposits in guarantee	54,822	(11,169)	nm
Pre-delivery deposits	(258,627)	(80,146)	222.7%
Property, plant and equipment	(282,946)	(193,508)	46.2%
Other	(16,157)	-	nm

Net cash used in investing activities	(207,276)	(551,900)	-62.4%
Cash flows from financing activities
Loans	867,633	813,653	6.6%
Capital increase	2,441	2,450	-0.4%
Dividends paid	(250,705)	(181,145)	38.4%
Total comprehensive income, net of taxes	6,989	(10,733)	nm

Net cash provided by financing activities	626,358	624,225	0.3%
Net increase in cash and cash equivalents	216,174	570,686	-62.1%
Cash and cash equivalents at beginning of the period	699,990	129,304	441.4%
Cash and cash equivalents at end of the period	916,164	699,990	30.9%

Additional information:
Interests paid for the period	163,764	64,786	152.8%
Income tax and social contribution paid for the period	85,070	251,868	-66.2%
Transactions not affecting cash:
Goodwill reserve	5,838	5,838	0.0%
Issuance of shares for VRG acquisition	367,851	-	nm
Goodwill valued on shareholder’s deficit of VRG	507,827	-	nm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.